

Maxis Communications Berhad
(158400-V)

Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia

P.O. Box 13447
50180 Kuala Lumpur
Malaysia

Tel : (603) 2330 7000
Fax : (603) 2330 0008


05007689

18 April 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 March 2005 to 15 April 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 March 2005 to 15 April 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH, D.C. 209 SECTION

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01



Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	16 March 2005 21 March 2005 24 March 2005 30 March 2005 31 March 2005 08 April 2005 14 April 2005	BMSB Listing Requirements	A
2. General Announcement	16 March 2005 25 March 2005 12 April 2005	BMSB Listing Requirements	B
3. Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	16 March 2005 12 April 2005	BMSB Listing Requirements	C
4. Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act, 1965 a) The Capital Group Companies, Inc.	25 March 2005	BMSB Listing Requirements	D
5. Changes in Substantial Shareholder Interest Pursuant to Form 29B of the Companies Act, 1965 a) The Capital Group Companies, Inc.	30 March 2005 05 April 2005 11 April 2005	BMSB Listing Requirements	E

APPENDIX A

Exemption File No.
082-34730

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30101 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **16/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 37,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 18 March 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34730

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 30166 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **21/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 662,000 new ordinary shares of RM0.10 each issued pursuant the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Wednesday, 23 March 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30232 OF 2005
Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **24/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 32,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 28 March 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30355 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**30/03/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 32,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 1 April 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30373 OF 2005

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 31/03/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 26,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 5 April 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30514 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **08/04/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 113,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 12 April 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our

Exemption File No. 082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 30605 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**14/04/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 111,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 18 April 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX B

Exemption File No.
082-34730

General Announcement
Reference No **MC-050316-54149**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/03/2005

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 15 March 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

1. Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.002% of the issued share capital of Maxis at RM9.80 each on 9 March 2005 ("Disposal"); and

2. The subscription for 450,000 ordinary shares of RM0.10 each (representing 0.0182% of the issued share capital) by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme at RM4.36 each on 15 March 2005 ("the Subscription of Shares").

Upon completion of the Disposal and Subscription of Shares, the total number of shares and options held by Y. Bhg. Dato' Jamaludin bin Ibrahim are 750,000 and 2,415,578 respectively.

This announcement is dated 16 March 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No. 082-34730

General Announcement
Reference No **MM-050325-62654**

Submitting Merchant Bank	:	**RHB SAKURA MERCHANT BANKERS BERHAD**
Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**25/03/2005**

Type	:	**Announcement**
Subject	:	**Maxis Communications Berhad ("MCB")** **Proposed subscription of new shares representing 51% of the enlarged share capital in PT Natrindo Telepon Seluler ("NTS") for a cash consideration of USD100 million ("Proposed Investment")**

Contents :

This announcement is released on behalf of MCB.

Quote

Further to the announcements made on 20 January 2005 and 15 March 2005 in relation to the Proposed Investment, the Board of Directors of MCB is pleased to announce that the Investment Co-ordination Board of Indonesia had, *vide* its letter dated 23 March 2005, approved the Proposed Investment subject to, *inter-alia*, the completion of the Proposed Investment within 1 year from 23 March 2005.

Approvals for the Proposed Investment have also been obtained from the lenders of MCB, where required and shareholders and lenders of NTS.

This announcement is dated 25 March 2005.

Unquote

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34730

General Announcement
Reference No **MC-050411-58669**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**12/04/2005**

Type	:	**Announcement**
Subject	:	**Notification pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad ("Bursa Securities") of dealing in the shares of the Company outside closed period.**

Contents :

Maxis Communications Berhad ("Maxis" or "the Company") having received a notification on 12 April 2005 pursuant to Paragraph 14.09(a) of the Listing Requirements from Y. Bhg. Dato' Jamaludin bin Ibrahim, a Director and the Chief Executive Officer of the Company, do hereby notify Bursa Securities of his dealing in the securities of the Company as set out below:-

1. Disposal of 8,800 ordinary shares of RM0.10 each, representing 0.0004% of the issued share capital of Maxis at RM9.65 each on 5 April 2005;

Disposal of 50,000 ordinary shares of RM0.10 each, representing 0.0020% of the issued share capital of Maxis at RM9.60 each on 6 April 2005; and

3. Disposal of 41,200 ordinary shares of RM0.10 each, representing 0.0017% of the issued share capital of Maxis at RM9.60 each on 7 April 2005;

(collectively referred hereto as the "Disposal").

Upon completion of the Disposal, the total number of shares held by Y. Bhg. Dato' Jamaludin bin Ibrahim is 650,000.

This announcement is dated 12 April 2005.

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX C

Exemption File No. 082-34780

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-050316-53203**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	16/03/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**09/03/2005**	**50,000**	**9.800**
Others	**15/03/2005**	**230,000**	**4.360**
Others	**15/03/2005**	**220,000**	**4.360**

Description of other type of transaction	:	**Rows 2 and 3 are the subscription for 450,000 ordinary shares by way of the exercise of options granted pursuant to the Maxis 2002 Employee Share Option Scheme ("the Subscription of Shares")**
Circumstances by reason of which change has occurred	:	
Nature of interest	:	
Consideration (if any)	:	

Total no of securities after change:

Direct (units)	:	**750,000**
Direct (%)	:	**0.03**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**15/03/2005**
Remarks	:	

The total number of options held after the Subscription of Shares is 2,415,578

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965
Reference No **MC-050411-58787**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	12/04/2005

Information Compiled By Bursa Malaysia

Particulars of Director

Name	:	**Dato' Jamaludin bin Ibrahim**
Address	:	**No. 247, Jalan Bungor Rosa Sierramas 47000 Sungai Buloh Selangor Darul Ehsan**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**05/04/2005**	**8,800**	**9.650**
Disposed	**06/04/2005**	**50,000**	**9.600**
Disposed	**07/04/2005**	**41,200**	**9.600**

Circumstances by reason of which change has occurred	:	**Direct interest**
Nature of interest	:	**Direct interest**
Consideration (if any)	:	
Total no of securities after change:		
Direct (units)	:	**650,000**
Direct (%)	:	**0.02622**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
Date of notice	:	**12/04/2005**
Remarks	:	

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX D

Notice of Interest of Substantial Shareholder Pursuant to Form 29A of the Companies Act. 1965
Reference No **MC-050325-41196**

Exemption File No.
082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	25/03/2005

Particulars of Substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**Unites States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 84,246,600 ordinary shares of RM0.10 each in Maxis)

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,634,400 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 25,352,700 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 6,128,600 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,582,200 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 9,653,800 ordinary shares of RM0.10 each in Maxis)

Date interest acquired & no of securities acquired

Date interest acquired	:	**23/03/2005**
No of securities	:	**130,297,400**
Circumstances by reason of which Securities Holder has interest	:	**Deemed interest**

Exemption File No.
082-34780

Nature of interest	:	**Deemed interest**
Price Transacted (RM)	:	
Total no of securities after change:		
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**130,297,400**
Indirect/deemed interest (%)	:	**5.26**
Date of notice	:	**24/03/2005**

Remarks

This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC date 24 March 2005, received by the Company on 25 March 2005

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

APPENDIX E

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-050330-36674**

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 30/03/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 397,400 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 207,100 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 386,600 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 119,200 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**24/03/2005**	**397,400**	**9.600**
Acquired	**24/03/2005**	**386,600**	**9.600**
Acquired	**24/03/2005**	**96,800**	**9.600**
Disposed	**24/03/2005**	**110,300**	**9.600**
Acquired	**24/03/2005**	**119,200**	**9.600**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **131,187,100**
Date of notice : **29/03/2005**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 30 March 2005.

Exemption File No.
082-34780

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under Chase Manhattan (Malaysia) Nominees Sdn Bhd - 397,400 ordinary shares of RM0.10 each in Maxis

2) The acquisition as stated in row 2 is in relation to the shares registered under HSBC Malaysia Berhad - 386,600 ordinary shares of RM0.10 each in Maxis

3) The acquisition as stated in row 3 is in relation to the shares registered under Hong Kong Bank Malaysia - 96,800 ordinary shares of RM0.10 each in Maxis

4) The disposal as stated in row 4 is in relation to the shares registered under Hong Kong Bank Malaysia - 110,300 ordinary shares of RM0.10 each in Maxis

5) The acquisition as stated in row 5 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 119,200 ordinary shares of RM0.10 each in Maxis

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
[illegible]250 Kuala Lumpur
Malaysia
(in respect of 84,644,000 ordinary shares of RM0.10 each in Maxis)

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,634,400 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 25,339,200 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 6,515,200 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,582,200 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 9,773,000 ordinary shares of RM0.10 each in Maxis)

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050405-39514**

Exemption File No.
082-34780

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 05/04/2005

Particulars of substantial Securities Holder

Name : **The Capital Group Companies, Inc. ("CGC")**
Address : **333 South Hope Street**
55th Floor
Los Angeles
CA 90071
USA
NRIC/Passport No/Company No. : **N/A**
Nationality/Country of incorporation : **United States**
Descriptions(Class & nominal value) : **Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 2,524,600 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 960,200 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 2,455,900 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 526,400 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**30/03/2005**	**3,551,100**	**9.599**
Acquired	**30/03/2005**	**316,000**	**9.582**
Acquired	**01/04/2005**	**2,600,000**	**9.600**

Circumstances by reason of which change has occurred : **Deemed interest**
Nature of interest : **Deemed interest**
Direct (units) :
Direct (%) :
Indirect/deemed interest (units) : **6,467,100**
Indirect/deemed interest (%) : **0.26**
Total no of securities after change : **137,654,200**
Date of notice : **04/04/2005**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 5 April 2005.

With reference to the "Details of Changes" as stated above:-

Exemption File No. 082-34780

1) The acquisition as stated in row 1 is in relation to the shares registered under the following
i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,457,500 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 1,417,800 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia – 371,900 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd – 303,900 ordinary shares of RM0.10 each in Maxis.

2) The acquisition as stated in row 2 is in relation to the shares registered under Hong Kong Bank Malaysia - 316,000 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under the following :-
i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,067,100 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 1,038,100 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia – 272,300 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd – 222,500 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 87,168,600 ordinary shares of RM0.10 each in Maxis)

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,634,400 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 26,299,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 8,971,100 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,582,200 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 10,299,400 ordinary shares of RM0.10 each in Maxis

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Exemption File No. 082-34780

Reference No **MC-050411-42528**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	11/04/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street** **55th Floor** **Los Angeles** **CA 90071** **USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 101,000 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 5,766,200 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 403,700 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 1,469,000 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 5,609,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 1,265,600 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Acquired	**05/04/2005**	**700,000**	**9.600**
Disposed	**05/04/2005**	**63,100**	**9.600**
Acquired	**06/04/2005**	**9,614,700**	**9.592**
Acquired	**07/04/2005**	**3,732,200**	**9.582**
Disposed	**07/04/2005**	**504,700**	**9.548**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**

Exemption File No.
082-34780

Direct (units) :
Direct (%) :
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
Total no of securities after change : **151,133,300**
Date of notice : **08/04/2005**
Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 11 April 2005.

With reference to the "Details of Changes" as stated above:-

1) The acquisition as stated in row 1 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 288,700 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad – 280,800 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia – 70,300 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd – 60,200 ordinary shares of RM0.10 each in Maxis.

2) The disposal as stated in row 2 is in relation to the shares registered under Standard Chartered Bank Malaysia Bhd - 63,100 ordinary shares of RM0.10 each in Maxis.

3) The acquisition as stated in row 3 is in relation to the shares registered under the following :-

i) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 3,945,800 ordinary shares of RM0.10 each in Maxis;
ii) HSBC Malaysia Berhad - 3,838,400 ordinary shares of RM0.10 each in Maxis;
iii) Hong Kong Bank Malaysia - 1,007,600 ordinary shares of RM0.10 each in Maxis; and
iv) Standard Chartered Bank Malaysia Bhd - 822,900 ordinary shares of RM0.10 each in Maxis.

4) The acquisition as stated in row 4 is in relation to the shares registered under the following :-

i) HSBC Malaysia Berhad - 1,490,000 ordinary shares of RM0.10 each in Maxis;
ii) Hong Kong Bank Malaysia - 391,100 ordinary shares of RM0.10 each in Maxis;
iii) Standard Chartered Bank Malaysia Bhd - 319,400 ordinary shares of RM0.10 each in Maxis; and
iv) Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,531,700 ordinary shares of RM0.10 each in Maxis.

5) The disposal as stated in row 5 is in relation to the shares registered under the following :-

i) Chase Nominees Limited - 101,000 ordinary shares of RM0.10 each in Maxis; and
ii) JP Morgan Chase Bank - 403,700 ordinary shares of RM0.10 each in Maxis.

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,533,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 92,934,800 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 2,178,500 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited

Exemption File No.
082-34780

155 Bishopsgate
London EC2M 3XS
UK
(in respect of 699,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 27,768,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 14,580,300 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 11,438,800 ordinary shares of RM0.10 each in Maxis

© 2004, Bursa Malaysia Berhad. All Rights Reserved. Please read our disclaimer.

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 11 day of **March, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**54,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **14,000** shares	-	RM4.36	-
[c] Amount paid on **16,000** shares	-	RM5.13	-
[c] Amount paid on **24,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **14,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **16,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **24,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of **March, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,016,000** shares of RM0.10 each and the paid-up capital is **RM247,801,160**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **5,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **6,000**

(c) the number of shares allotted to non-citizens **20,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **20,000**

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	54,000

Dated this 18 day of **March, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 15 day of **March, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**608,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **501,000** shares	-	RM4.36	-
[c]	Amount paid on **100,000** shares	-	RM5.13	-
[c]	Amount paid on **7,000** shares	-	RM7.05	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **501,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **100,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **7,000** shares	-	RM6.95	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 18 day of ~~February~~ March, 2005



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,624,000** shares of RM0.10 each and the paid-up capital is **RM247,862,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**238,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**5,000**
	(c)	the number of shares allotted to non-citizens	**135,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**230,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	-
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	608,000

Dated this 18 day of **March, 2005**



TAN POH CHING
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 18 day of **March, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**32,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **9,000** shares	-	RM4.36	-
[c] Amount paid on **20,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **9,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **20,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 23 day of **March, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,656,000** shares of RM0.10 each and the paid-up capital is **RM247,865,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **13,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **17,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	2,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	32,000

Dated this 23 day of **March, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 23 day of **March, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**32,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **2,000** shares	-	RM4.36	-
[c] Amount paid on **2,000** shares	-	RM4.80	-
[c] Amount paid on **28,000** shares	-	RM5.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **28,000** shares	-	RM5.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 29 day of March , 2005



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,688,000** shares of RM0.10 each and the paid-up capital is **RM247,868,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**1,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**11,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	15,000

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	5,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	32,000

Dated this 29 day of March , **2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 25 day of **March, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	26,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **20,000** shares	-	RM4.36	-
[c]	Amount paid on **6,000** shares	-	RM7.05	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **20,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **6,000** shares	-	RM6.95	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 31 day of ~~April~~ March, 2005



....
DATO' JAMALUDIN IBRAHIM
Director



....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,714,000** shares of RM0.10 each and the paid-up capital is **RM247,871,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **1,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **19,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	6,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	26,000

Dated this 31 day of March , 2005



....

DATO' JAMALUDIN IBRAHIIM
Director



....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 01 day of **April, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**71,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **41,000** shares	-	RM4.36	-
[c] Amount paid on **27,000** shares	-	RM5.13	-
[c] Amount paid on **3,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **41,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **27,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **3,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is- **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,785,000** shares of RM0.10 each and the paid-up capital is **RM247,878,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **22,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **12,000**

(c) the number of shares allotted to non-citizens **-**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **22,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	15,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	71,000

Dated this 07 day of **April, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 04 day of **April, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**42,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **25,000** shares	-	RM4.36	-
[c] Amount paid on **10,000** shares	-	RM5.13	-
[c] Amount paid on **7,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **25,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **10,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **7,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 07 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,827,000** shares of RM0.10 each and the paid-up capital is **RM247,882,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **5,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **34,000**

(c) the number of shares allotted to non-citizens -

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives -

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	42,000

Dated this 07 day of **April, 2005**



....

DATO' JAMALUDIN IBRAHIM
Director



....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 07 day of **April, 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	96,000	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **37,000** shares	-	RM4.36	-
[c] Amount paid on **1,000** shares	-	RM4.80	-
[c] Amount paid on **47,000** shares	-	RM5.13	-
[c] Amount paid on **11,000** shares	-	RM7.05	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **37,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **1,000** shares	-	RM4.70	-
[e] Amount of premium paid or payable on **47,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **11,000** shares	-	RM6.95	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,923,000** shares of RM0.10 each and the paid-up capital is **RM247,892,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v] (a) the number of shares allotted to citizens who are Malays and Natives **11,000**

(b) the number of shares allotted to citizens who are Non-Malays and non-Native **36,000**

(c) the number of shares allotted to non-citizens **45,000**

(d) the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives **-**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	4,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	96,000

Dated this 13 day of **April, 2005**



....

DATO' JAMALUDIN IBRAHIM

Director



....

DIPAK KAUR D/O SANGAT SINGH

Secretary

(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **April, 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	15,000	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **2,000** shares	-	RM4.36	-
[c]	Amount paid on **13,000** shares	-	RM5.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **2,000** shares	-	RM4.26	-
[e]	Amount of premium paid or payable on **13,000** shares	-	RM5.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34730

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 13 day of **April, 2005**



DATO' JAMALUDIN IBRAHIM
Director



DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,478,938,000** shares of RM0.10 each and the paid-up capital is **RM247,893,800**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**4,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**8,000**
(c)	the number of shares allotted to non-citizens	-
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	3,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	15,000

Dated this 13 day of **April, 2005**





....
DATO' JAMALUDIN IBRAHIIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000